Via Edgar and Federal Express
January 10, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Letter dated December 21, 2007 related to Alexza Pharmaceuticals, Inc.’s Form 10-K for the fiscal year ended December 31, 2006 filed on March 29, 2007 and as amended on April 10, 2007
File No. 0-51820.
Dear Mr. Rosenberg:
Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”) is pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The Company has set forth in bold face the comment as submitted to it in the Staff’s letter dated December 21, 2007 and then provides the Company’s responses.
The Company understands that the Staff will be reviewing the Company’s response and may have additional comments. Alexza welcomes any questions the Staff may have concerning the Company’s responses and thanks the Staff for its attention to our filing. Please feel free to call the undersigned at the telephone numbers listed at the end of this letter.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
8. Symphony Allegro, Inc. page 79
Comment 1: Please tell us what your variable interest is in Symphony Allegro, and how you determined that you are the primarily beneficiary under FIN 46R.
Response: Alexza holds a variable interest in the variable interest entity, Symphony Allegro, Inc. (“Allegro”) due to its exclusive option to purchase all of the equity of Allegro. Allegro is a wholly owned subsidiary of Symphony Allegro Holdings, LLC (“Holdings”), which granted Alexza an exclusive option to purchase all, but not less than all, of the outstanding Allegro equity securities from Holdings in exchange for Alexza contributing intellectual property to Allegro. This purchase option is exercisable at predetermined prices between December 1, 2007 and December 1, 2010. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. Alexza’s fixed price purchase option represents its variable interest in Allegro.

For purposes of determining whether an entity is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. Under paragraph 16 d. of FIN 46R, related parties include those parties that have a relationship where one party cannot sell, transfer or encumber its interest in the variable interest entity without the prior approval of the other party. The agreements between Alexza and Holdings prohibit Holdings from selling, transferring or encumbering its interest in Allegro without Alexza’s prior approval. Alexza’s pre-approval rights limit Holdings’ ability to manage the economic risks or to realize the economic rewards from its interest in Allegro through the sale, transfer or encumbrance of such interest. Holdings’ inability to transfer its interest in Allegro without Alexza’s prior approval creates a related party relationship between Holdings and Alexza.
The requirements of paragraph 17 of FIN 46R provide that if two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:
a.	The existence of a principal-agency relationship between parties within the related party group

b.	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

c.	A party’s exposure to the expected losses of the variable interest entity

d.	The design of the variable interest entity.
Alexza has concluded that it is the entity that is most closely associated with the activities of the variable interest entity. Alexza has considered the criteria in paragraph 17 and believes the significance of the activities of the variable interest entity to Alexza (i.e., criterion 17.b) is a strong indicator that Alexza is the primary beneficiary. The following factors were considered:
•	The technology contributed to Allegro by Alexza was originally developed by Alexza,

•	Alexza serves as the IND sponsor during the development term,

•	Alexza employees will perform substantially all of the development work of Allegro,

•	Alexza currently intends to exercise its purchase option to reacquire the technology rights upon the successful clinical development of the product candidates being developed within Allegro,

•	Alexza has the ability through its representation on the Board of Directors and the Development Committee to make decisions that have a significant effect on the success of Allegro’s activities, and

•	the operations of Alexza are substantially similar in nature to the activities of Allegro.
Based on the above, we have concluded that the Company is the primary beneficiary of Symphony Allegro.
Comment 2: Please tell us why you have reduced the non-controlling interest in Symphony Allegro by the $2.85 million of deal costs and the $10.7 million value of the warrants issued to Holdings. Please cite the authoritative literature used in reaching your conclusion.

Response: The Company has determined that the $2.85 million of deal costs, consisting of $2.5 million cash structuring fee and $0.35 million of professional and other fees, should be charged against the carrying value of the noncontrolling interest on the balance sheet because such accounting treatment is analogous with the treatment of offering costs if a consolidated subsidiary issues equity. In substance, this accounting treatment reflects that a net amount of proceeds were raised in the financing. For example, the initial $50.0 million funding available for Allegro’s operations was reduced by the $2.85 million structuring fee paid by Alexza for a net amount of $47.15 million of available capital. This treatment is consistent with the calculation of investor’s equity when applying provisions of FIN 46R paragraph 5.a.3.
The Company believes the accounting for the fair value of the warrants should be analogous to Accounting Principles Board Opinion No. 14 since the substance of the arrangement indicates that the warrants were issued in connection with a financing, not in exchange for the acquisition of goods or services. The warrants were distributed by Allegro to Investors that have the noncontrolling interest in Holdings. The proceeds received by Allegro upon the issuance of the Holdings units and the warrants should be allocated to the respective securities based on their relative fair values. In this case, the initial $50.0 million funding was reduced by the $2.85 million structuring fee paid by Alexza. This net amount will be allocated to the noncontrolling interest and the warrant based on fair value with $36.8 million being allocated to the noncontrolling interest and $10.7 million being allocated to the warrants.
In connection with our response to the Staff’s comments, Alexza acknowledges the following:
•	Alexza is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Alexza may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our comments or require any additional information please contact Mark Oki at (650) 621-7543 or me at (650) 687-3962.

Very truly yours,
/s/ August J. Moretti
August J. Moretti
Senior Vice President and Chief Financial Officer

Cc:	Ibolya Ignat, Securities and Exchange Commission
Joel Parker, Securities and Exchange Commission
Thomas King, Chief Executive Officer
Brent Fassett, Colley Godward Kronish LLP
Scott Morrison, Ernst & Young LLP
Surita Jolly, Ernst & Young LLP